Exhibit 4

CERTIFICATE OF DESIGNATION

OF SERIES C CONVERTIBLE PREFERRED STOCK OF

GRILL CONCEPTS, INC.

Pursuant to Section 151(g) of the Delaware General Corporation Law, I, Philip Gay, President of Grill Concepts, Inc., a Delaware corporation (the “Corporation”), hereby certify that the following is a true and correct copy of a resolution duly adopted by the unanimous written consent of the Company’s Board of Directors dated as of August 25, 2008, and that said resolution has not been amended or rescinded and is in full force and effect at the date hereof:

RESOLVED, that pursuant to the authority expressly granted and vested in the Board of Directors of the Company by the Company’s Certificate of Incorporation, as amended to date, the Board of Directors hereby creates a series of Preferred Stock of the Company, par value $0.001 per share, to be designated “Series C Convertible Preferred Stock” and to consist of Ten Thousand (10,000) shares, and hereby fixes the voting powers, designations, preferences and relative, participating, optional or other rights and the qualifications, limitations or restrictions thereon, of the Series C Convertible Preferred Stock (the “Series C Preferred Stock”), as follows:

1.	Dividends.

(a) The holders of the outstanding Series C Preferred Stock (“Holders”) shall be entitled to receive, out of funds legally available therefore, cumulative dividends based on the Series C Liquidation Preference at the rate of 7 1/2% per annum (the “Dividend Rate”). Such dividends shall be payable quarterly on each November 30, February 28, May 31 and August 31, commencing November 30, 2008 (each, a “Dividend Payment Date”); provided, however, that upon written notice provided by any Holder(s), at its sole discretion (a “Deferral Consent”), on or before any applicable Dividend Payment Date, the dividends otherwise payable on any Dividend Payment Date with respect to such notifying Holders shall be deferred and accrued until the earlier of redemption or conversion. All such dividends payable on or before March 31, 2011 (the “Dividend Transition Date”), and not otherwise subject to a Deferral Consent that remains in effect until after the Dividend Transition Date, shall be payable solely in shares of the Company’s Common Stock (such dividends being referred to as “Mandatory In-Kind Dividends”). All dividends payable pursuant to this Section 1(a), other than Mandatory In-Kind Dividends, (such other dividends being referred to as “Optional In-Kind Dividends”) shall be payable in cash; provided, however, that Optional In-Kind Dividends shall be payable in shares of the Company’s Common Stock, in lieu of cash, if the Holder(s) shall provide written notice (an “In-Kind Payment Notice”) signed by the Holder(s), requesting payment in shares of Common Stock and delivered to the Company (i) at least three business days prior to the applicable Dividend Payment Date, or, (ii) with respect to dividends subject to a Deferral Consent, as applicable, (A) at least three business days prior to redemption or (B) on or before the date of conversion. All shares of Common Stock issuable in payment of Mandatory In-Kind Dividends and Optional In-Kind Dividends shall be valued at the greater of (x) the Current Market Price (as hereinafter defined) thereof as determined on the applicable Dividend Payment Date or (y) the Minimum Value (as defined below), regardless of whether the dividend is paid on that date or is deferred and paid at a later date. Such dividends shall accrue on each share of Series C Preferred Stock commencing on the date of issue, and shall accrue from day to day, whether or not earned or declared. The Holders may indicate in any Deferral Consent and in any In-Kind Payment Notice, that an election to defer and accrue dividends and/or an election to receive dividends in shares of the Company Common Stock shall continue for subsequent Dividend Payment Dates unless and until any such consent is revoked by the notifying Holder. If there is more than one Holder, a Deferral Consent and/or In-Kind Payment Notice signed by one Holder shall be binding only on that Holder and shall not be binding on any other Holder. Failure to timely sign and deliver a Deferral Consent shall be deemed an election by the applicable Holder to receive dividends on the applicable Dividend Payment Date and failure to timely sign and deliver an In-Kind Payment Notice shall be deemed an election by the applicable Holder to receive dividends in cash. In the event that a dividend payable hereunder and not subject to a Deferral Consent is not paid within fifteen (15) days of the applicable Dividend Payment Date (the “Default Rate Trigger Date”), the Dividend Rate shall automatically increase to 10%, retroactive to the Default Rate Trigger Date and continuing until all past due dividends have been paid in full.

(b) In addition to the dividends specified in subparagraph (a) above, if dividends are declared or paid on the Common Stock prior to the Conversion Date, then such dividends shall be declared and paid pro rata on the Common Stock and the Series C Preferred Stock, treating each share of Series C Preferred Stock as the greatest whole number of shares of Common Stock then issuable upon conversion thereof pursuant to Section 5 below.

(c) Accrued and unpaid dividends shall be paid to the holders of record of the Series C Preferred Stock as their names appear on the share register of the Company upon a liquidation, dissolution or winding up pursuant to Section 2 below.

(d) Notwithstanding anything to the contrary herein, unless and until the shareholders of the Company shall have approved such issuances, no shares of Common Stock shall be issued as dividends on the Series C Preferred Stock to any single Holder if, as a result of such issuance, the Holder would own 20% or more of the outstanding shares of Common Stock of the Company following such issuance (the “Share Cap”). The Company undertakes and agrees to submit to its shareholders for vote, and to recommend approval of such vote, a proposal to approve issuances of shares as dividends on the Series C Preferred Stock in excess of the Share Cap at a meeting of shareholders to be held no later than July 31, 2009 (the “Outside Cap Waiver Date”). In the event that shareholder approval of issuances as dividends of shares of Common Stock in excess of the Share Cap is not received by the Outside Cap Waiver Date, all dividends otherwise payable under this Section 1(a) in Common Stock in excess of the Share Cap shall be payable solely in cash and shall be deemed to be subject to a Deferral Consent which Deferral Consent may not be revoked prior to the Dividend Transition Date.

(e) The “Minimum Value” shall mean, with respect to each share of Series C Preferred Stock issued, (i) the closing bid price of the Common Stock on the day prior to execution of a definitive purchase agreement with respect to shares of Series C Preferred Stock issued, plus (ii) $0.06 per share.

2.	Liquidation Preference.

(a) In the event of any liquidation, dissolution, or winding up of the Company, whether voluntary or involuntary, including a Deemed Liquidation (as defined below) (a “Liquidation Event”), the holders of the Series C Preferred Stock, shall be entitled to receive, prior and in preference to any distribution of any of the assets, capital or surplus funds of the Company to the holders of the Company’s Common Stock or any other holder of a class or series of Company capital stock or other securities of the Company, an amount per share equal to $1,000.00 per share of Series C Preferred Stock (the “Series C Liquidation Preference”) and all accrued and unpaid dividends thereon (as adjusted for any stock dividends, combinations, splits or the like with respect to such share). If, upon the occurrence of a Liquidation Event, the assets, capital and funds thus distributed among the holders of the Series C Preferred Stock shall be insufficient to permit the payment to such holders of the full Series C Liquidation Preference plus accrued and unpaid dividends thereon, then the entire assets and funds of the Corporation legally available for distribution shall be distributed ratably among the holders of the Series C Preferred Stock in proportion to the aggregate Series C Liquidation Preference each such holder is otherwise entitled to receive.

(b) A “Deemed Liquidation” or “Deemed Liquidation Event” shall mean (i) the acquisition of the Company by another entity or the acquisition of another entity by the Company by means of any transaction or series of related transactions (including, without limitation, any reorganization, merger, or consolidation other than any merger effected exclusively for the purpose of changing the domicile of the Company) unless, in the case of any such transaction, series of transactions or sale, the Company’s stockholders of record as constituted immediately prior to such transaction, series of transactions or sale shall, immediately after such transaction, series of transactions or sale (by virtue of securities issued as consideration for the Company’s securities or otherwise) hold more than 50% of the voting power and economic interest of the surviving or (in the case of a sale of all or substantially all of the assets of the Company) acquiring entity in the same proportions among such stockholders as held by them, and with the same relative powers, privileges, preferences, rights and restrictions as among themselves and as against the Company as, immediately prior to such transaction, series of transactions or sale, or (ii) a sale of more than 50% of the assets of the Company, or (iii) a transaction or series of transactions in which a person or group of persons (as defined in Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) acquires or following which has acquired beneficial ownership (as determined in accordance with Rule 13d-3 of the Exchange Act) of 50% or more of the voting power or economic interest of the Company.

(c) In the event of any Deemed Liquidation, if the consideration received is other than cash, its value shall be deemed to be its Current Market Price (as such term is defined herein). The consideration to be received by the holders of Series C Preferred Stock in any such transaction shall be of the same type (cash, securities or other property) and in the same proportion, as is payable to holders of Common Stock as a result of the transaction unless the holders of a majority of the outstanding shares of Series C Preferred Stock consent otherwise.

(d) For purposes hereof, the “Current Market Price” of any asset other than cash means (i) in the case of a publicly traded security, the average of the daily closing prices for such security for the 20 consecutive business days commencing 20 business days before the date of determination, in which case the closing price for each day shall be (x) the last reported sales price regular way or, in case no such reported sale takes place on such day, the average of the reported closing bid and asked prices regular way, in either case on the principal national securities exchange on which such security is listed or admitted to trading, or (y) if not listed or admitted to trading on any national securities exchange, the average of the highest reported bid and lowest reported asked prices as furnished by NASDAQ, the OTCBB, or the nearest comparable system; provided that in the event that the security for which the Current Market Price is to be determined is subject to any restriction on free marketability, then the method of valuation of such security shall be to take an appropriate discount from the Current Market Price as determined above to reflect the approximate fair market value thereof; and (ii) in the case of any other asset, as agreed to in good faith by the board of directors of the Company and a majority in interest of the Holders.

3.	Redemption.

(a) On or after the earlier of August 31, 2013 or a Default Event (as defined below), the Holders of any shares of Series C Preferred Stock not previously converted or redeemed and then outstanding may, at their sole option and upon the giving of a written notice (a “Redemption Notice”) to the Company and delivery to the Company of the certificate(s) (the “Redeemed Share Certificates”) evidencing the shares of Series C Preferred Stock to be so redeemed (the “Redeemed Shares”), require that the Company redeem, out of funds legally available therefor, some or all then outstanding shares of Series C Preferred Stock for an amount (the “Redemption Amount”) equal to (i) the Series C Liquidation Preference multiplied by the number of shares of Series C Preferred Stock to be redeemed, plus (ii) accrued and unpaid dividends thereon, and the Company shall, not later than five (5) business days following receipt of the Redemption Notice and the Redeemed Share Certificates (the “Early Redemption Date”), redeem the Redeemed Shares covered by the Redemption Notice by paying to the Holder, in cash, the applicable Redemption Amount. In the event that the Redeemed Share Certificate evidences a number of shares of Series C Preferred Stock greater than the Redeemed Shares reflected in the Redemption Notice, the Company shall deliver to the Holder, simultaneous with delivery of the Redemption Amount, a certificate evidencing the balance of the shares of Series C Preferred Stock evidenced by the Redeemed Share Certificates but not so redeemed. If the Company does not have sufficient funds legally available to redeem all shares of Series C Preferred Stock, the Company shall redeem a pro rata portion of each holder’s redeemable shares of such stock out of funds legally available therefor, based on the respective amounts which would otherwise be payable in respect of the shares to be redeemed if the legally available funds were sufficient to redeem all such shares, and shall redeem the remaining shares to have been redeemed as soon as practicable after the Company has funds legally available therefor.

(b) In the event of a Deemed Liquidation, the Company shall have the right to redeem (a “Company Redemption”), out of funds legally available therefore, some or all then outstanding shares of Series C Preferred Stock by paying to the Holders of the Series C Preferred Stock the Redemption Amount with respect to the shares of Series C Preferred Stock to be so redeemed. The Company shall give at least five (5) business days prior written notice (a “Company Redemption Notice”) of the proposed consummation of a Deemed Liquidation Event, including the anticipated closing date of the Deemed Liquidation Event, and shall pay the Redemption Amount simultaneous with consummation of the Deemed Liquidation Event. Notwithstanding the foregoing, the Holders of Series C Preferred Stock shall have a continuing right to convert the Series C Preferred Stock under Section 5 until the later of (i) two (2) business days prior to the closing date set forth in the Company Redemption Notice or (ii) two (2) business days prior to the actual closing date of the Deemed Liquidation Event.

(c) A “Default Event” shall be deemed to have occurred if (i) the Company shall fail to pay, when due, a dividend otherwise payable hereunder, which failure to pay shall continue unremedied for a period of ninety (90) days from the date such payment was originally required to have been made, or (ii) the Company shall fail to pay, when due, any amounts owing on any indebtedness of the Company in an amount exceeding $500,000, which failure to pay shall continue unremedied for a period of ninety (90) days from the date such payment was originally due, other than amounts being disputed by the Company. The Company shall, promptly but not later than five (5) business days after becoming aware of such, provide written notice to the Holder(s) of the occurrence and details of any Default Event.

(d) Shares of Series C Preferred Stock not previously converted or redeemed and then outstanding shall, on August 31, 2015 (the “Final Redemption Date”), be redeemed by the Company out of funds lawfully available therefor at a price equal to the Redemption Amount. If the Company does not have sufficient funds legally available to redeem on the Final Redemption Date all shares of Series C Preferred Stock, the Company shall redeem a pro rata portion of each holder’s redeemable shares of such stock out of funds legally available therefor, based on the respective amounts which would otherwise be payable in respect of the shares to be redeemed if the legally available funds were sufficient to redeem all such shares, and shall redeem the remaining shares to have been redeemed as soon as practicable after the Company has funds legally available therefor. On the Final Redemption Date, each holder of shares of Series C Preferred Stock to be redeemed shall surrender the certificate or certificates representing such shares to the Company and thereupon the Redemption Amount for such shares shall be payable to the order of the person whose name appears on such certificate or certificates as the owner thereof, and each surrendered certificate shall be canceled and retired. In the event less than all of the shares of Series C Preferred Stock represented by a certificate are redeemed, a new certificate representing the unredeemed shares of Series C Preferred Stock shall promptly be issued to such holder.

(e) If, on the applicable Early Redemption Date or Final Redemption, the Redemption Amount payable upon redemption of the shares of Series C Preferred Stock to be redeemed on such date is paid or tendered for payment or deposited with an independent payment agent so as to be available therefor, then notwithstanding that the certificates evidencing any of the shares of Series C Preferred Stock so called for redemption shall not have been surrendered, dividends with respect to such shares of Series C Preferred Stock shall cease to accrue after such date and all rights with respect to such shares shall forthwith after the Early Redemption Date or Final Redemption Date, as applicable, terminate, except only the right of the holders to receive the Redemption Amount without interest upon surrender of their certificate or certificates therefor.

4.	Voting Rights.

Each holder of shares of Series C Preferred Stock shall be entitled to the number of votes equal to the number of shares of Common Stock into which such shares of Series C Preferred Stock may then be converted and shall have voting rights and powers equal to the voting rights and powers of the Common Stock (except as otherwise expressly provided herein or as required by law, voting together with the Common Stock as a single class) and shall be entitled to notice of any stockholders’ meeting in accordance with the By-Laws of the Corporation. Fractional votes shall not, however, be permitted and any fractional voting rights shall be rounded upward to the nearest whole number. For avoidance of doubt, each reference herein to a percentage or other amount of shares of Series C Preferred Stock, the holders of which are entitled to consent rights, approval rights or other rights, shall be deemed to refer to such percentage or other amount of the voting power of such shares determined as provided above.

5.	Conversion.

(a) Each share of Series C Preferred Stock shall be convertible, at the sole option of the applicable Holder and upon providing written notice of conversion (a “Conversion Notice”, the date of receipt by the Company of each such Conversion Notice being referred to herein as the “Conversion Date”), into shares of Common Stock at the then effective Conversion Price. The number of shares of Common Stock into which each share of Series C Preferred Stock shall be converted on the Conversion Date shall be determined by dividing $1,000 by the Conversion Price in effect at the time of conversion. The Conversion Price shall initially be $4.00 per share (as adjusted for any stock dividends, combinations, splits or the like with respect to the Series C Preferred Stock).

(b) The Company shall, within five business days following the Conversion Date, issue and deliver to such Holder, or to its nominee, at such Holder’s address as shown in the records of the Company, a certificate or certificates for the number of whole shares of Common Stock issuable upon such conversion in accordance with the provisions hereof.

(c) No fractional shares of Common Stock shall be issued upon conversion of shares of Series C Preferred Stock and, after aggregating all fractional shares subject to conversion, any remaining fractional share to which the holder would otherwise be entitled shall be rounded up to the nearest whole number.

(d) As of the Conversion Date, all shares of Series C Preferred Stock so converted shall no longer be deemed to be outstanding, and all rights with respect to such shares shall immediately cease and terminate, except only the right of the Holders thereof to receive shares of Common Stock in exchange therefor and the payment of any declared and unpaid dividends thereon. On the Conversion Date, the shares of Common Stock issuable upon such conversion shall be deemed to be outstanding, and the holder thereof shall be entitled to exercise and enjoy all rights with respect to such shares of Common Stock. All shares of Series C Preferred Stock so converted shall, from and after the Conversion Date, be deemed to have been retired and cancelled and shall not be reissued as Preferred Stock, and the Company may thereafter take such appropriate action as may be necessary to reduce accordingly the authorized number of shares of Preferred Stock.

(e) The term “Conversion Price” shall mean, as of any time, the Conversion Price of the Series C Preferred Stock as specified in paragraph (a) of this Section 5 in case no adjustment shall have been required, or such Conversion Price as adjusted and further adjusted pursuant to this paragraph (e) of this Section 5, as the case may be.

(i) If the Company shall effect a subdivision of the outstanding Common Stock, the Conversion Price then in effect immediately before such subdivision shall be proportionately decreased. If the Company shall combine the outstanding shares of Common Stock, the Conversion Price then in effect immediately before the combination shall be proportionately increased. If the Company shall make or issue a dividend or other distribution payable in securities, then and in each such event provision shall be made so that the holders of shares of the Series C Preferred Stock shall receive upon conversion thereof in addition to the number of shares of Common Stock receivable thereupon, the amount of securities that they would have received had their Series C Preferred Stock been converted into Common Stock on the date of such event and had they thereafter during the period from the date of such event to and including the Conversion Date, retained such securities receivable by them as aforesaid during such period giving effect to all adjustments called for during such period under this paragraph with respect to the rights of the holders of the Series C Preferred Stock. If the Company shall reclassify its Common Stock (including any reclassification in connection with a consolidation or merger in which the Company is the surviving corporation), then and in each such event provision shall be made so that the holders of Series C Preferred Stock shall receive upon conversion thereof, the amount of such reclassified Common Stock that they would have received had their Series C Preferred Stock been converted into Common Stock immediately prior to such reclassification and had they thereafter during the period from the date of such event to and including the Conversion Date, retained such reclassified Common Stock giving effect to all adjustments called for during such period under this paragraph with respect to the rights of these holders of the Series C Preferred Stock.

(ii) Whenever the Conversion Price shall be adjusted as provided in this Section 5, the Company shall forthwith provide notice of such adjustment to each Holder of shares of the Series C Preferred Stock, a statement, certified by the chief financial officer of the Company, showing in detail the facts requiring such adjustment and the Conversion Price that shall be in effect after such adjustment. The Company shall send such notice and statement by first class mail, postage prepaid, to each Holder of record of Series C Preferred Stock at such Holder’s address as shown in the records of the Company.

(iii) If a state of facts shall occur which, without being specifically controlled by the provisions of this Section 5, would not fairly protect the conversion rights of the Holders of the Series C Preferred Stock in accordance with the essential intent and principles of such provisions, then the board of directors of the Company shall make an adjustment in the application of such provisions, in accordance with such essential intent and principles, so as to protect such conversion rights.

(f) Notwithstanding anything to the contrary herein, unless and until the shareholders of the Company shall have approved such issuances, no shares of Series C Preferred Stock shall be convertible by a single Holder, and no shares of Common Stock shall be issued on conversion of the Series C Preferred Stock to that Holder if, as a result of such conversion and issuance, the Holder would own 20% or more of the outstanding shares of Common Stock of the Company following such conversion and issuance (the “Conversion Cap”). The Company undertakes and agrees to submit to its shareholders for vote, and to recommend approval of such vote, a proposal to approve conversions of shares of Series C Preferred Stock in excess of the Conversion Cap at a meeting of shareholders to be held no later than July 31, 2009.

6.	Certain Protective Rights.

For so long as any of the shares of Series C Preferred Stock are outstanding, neither the Company nor any Subsidiary shall, without the affirmative vote of the Holders of at least a majority of the shares of Series C Preferred Stock then outstanding:

(a) alter or change the powers, preferences or rights given to the Series C Preferred Stock or alter or amend this Certificate of Designation;

(b) other than as set forth in Section 5, increase or decrease the number of shares of Series C Preferred Stock;

(c) authorize or create (by reclassification or otherwise) any class of equity security or Common Stock equivalent ranking as to dividends or distribution of assets upon a Deemed Liquidation senior to the Series C Preferred Stock;

(d) redeem, purchase or otherwise acquire directly or indirectly any securities of the Company; provided, however, that notwithstanding the foregoing, the Company may, at the discretion of its board of directors, redeem, repurchase or otherwise acquire securities of the Company in connection with (i) the termination of employment of employees of the Company, (ii) payment of the exercise price of options held by employees of the Company, and (iii) other similar employee compensation arrangements;

(e) directly or indirectly pay or declare any dividend or make any distribution (other than dividends due and paid at such times when the Company is in compliance with its payment obligations to the Series C Preferred Stock) upon, nor shall any distribution be made in respect of, any Junior Securities, nor shall any monies be set aside for or applied to the purchase or redemption (through a sinking fund or otherwise) of any Junior Securities (for purposes hereof, “Junior Securities” means the Common Stock and all other equity securities and Common Stock equivalents of the Company, including any existing or hereinafter created class of preferred stock of the Company ranking junior to the Series C Preferred Stock as to dividend preference and/or liquidation preference);

(f) amend or waive any provision in its Certificate of Incorporation in a manner adverse to the Series C Preferred Stock; or

(g) enter into any agreement with respect to the foregoing clauses.

IN WITNESS WHEREOF, this Certificate has been signed on this 29th day of August 2008, and the signature of the undersigned shall constitute the affirmation and acknowledgement of the undersigned, under penalties of perjury, that this Certificate is the act of the undersigned and that the facts stated in this Certificate are true.

GRILL CONCEPTS, INC.

By:
	Name:	Philip Gay, President

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